Exhibit 99.1

19.10 grams of Gold per Tonne over 20.48 Metres at Santoy GAP, Seabee Project

'Santoy Gap Continues to Return High Grade Gold'

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Nov. 15, 2011 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude") today provided an update from its on-going drill program at Santoy Gap within the Company's 100 percent-owned, 14,400 hectare Seabee Project. Drilling has intercepted the widest mineralization to date and continues to significantly expand the strike length and depth of the mineralized system.  Results will be used in conjunction with historic drilling to prepare a National Instrument 43-101 compliant gold resource for the Santoy Gap deposit during the first quarter of 2012.

Latest drill results are summarized in Table 1 and Figure 1. Highlights of the drilling at Santoy Gap released today include:

•	12.79 grams Au per tonne over 20.25 metres in JOY-11-555
•	19.10 grams Au per tonne over 20.48 metres in JOY-11-556
•	8.34 grams Au per tonne over 3.42 metres in JOY-11-562
•	7.85 grams Au per tonne over 2.45 metres in JOY-11-563
•	25.10 grams Au per tonne over 1.20 metres in JOY-11-564
•	13.80 grams Au per tonne over 1.41 metres in JOY-11-579
•	36.51 grams Au per tonne over 1.72 meters in JOY-11-580

These drill intercepts continue to demonstrate the potential to define a significant resource at Santoy Gap.  Holes JOY-11-555 and JOY-11-556 drilled in the central portion of the deposit outlined high grades over widths of greater than 20 metres. As well, step-out drilling both along strike to the northwest and at depth has intersected significant intervals of visible-gold bearing quartz veins.  The system remains open along strike to the northwest and southeast and at depth.

A total of 56 holes and 22,000 metres have been completed at Santoy Gap in 2011 with assay results for 28 holes in progress (Table 1; see also Claude News Releases dated March 21st and September 26th, 2011). The Company's three rig surface drill program is currently testing extensions and continuity of the system and has expanded the gold-bearing structure to a strike length of over 540 metres and to depths in excess of 500 metres. The Santoy Gap deposit is located within 400 metres from underground infrastructure and is immediately on strike and adjacent to the Santoy 8 Mine.

"Since its discovery in the second quarter, Santoy Gap has demonstrated impressive grade, width and continuity. In particular, holes JOY-11-555 and 556 are the widest high grade intercepts returned to date on the Seabee Project," stated Brian Skanderbeg, Vice President Exploration of Claude. "The scale of the Santoy Gap system and proximity to infrastructure, combined with exciting drill results from the L62, bode well for expansion of the Seabee Project."

Gold mineralization at Santoy Gap is hosted within a system of sheeted, shear-hosted quartz veins, silicified biotite-diopside schist and silicified granitic to dioritic dykes. Visible gold is typically observed along vein contacts, associated with trace to 5 percent, disseminated pyrrhotite, pyrite, chalcopyrite and rarely tellurides. Vein sets are interpreted to dip moderately, 45 to 60 degrees to the east, and are interpreted to be amenable to bulk underground mining techniques. The system shows very similar structural controls and geometry to the Santoy 8 deposit.

Please visit www.clauderesources.com for a detailed longitudinal map of the Santoy Gap deposit, complete list of reported and pending drill results and location map of the Seabee Project.

Table 1: Santoy Gap Drillhole Intercepts.
Hole ID	Easting	Northing	From (m)	Grade (g/t)	Width (m)	Visible Gold

JOY-11-555	599146	6170793	377.40	12.79	20.25	x
		incl	377.40	144.00	1.00	x
JOY-11-556	599146	6170793	317.56	4.35	1.00
		and	323.00	19.10	20.48	x
		incl	331.00	524.00	0.59	x
JOY-11-557	599115	6170845	387.49	5.69	1.05	x
JOY-11-562	599115	6170845	349.88	8.34	3.42	x
		incl	349.88	43.80	0.50	x
		and	360.80	14.95	0.49	x
JOY-11-563	599115	6170845	352.31	7.85	2.45	x
JOY-11-564	599205	6170769	448.55	25.10	1.20	x
JOY-11-579	599390	6170531	361.40	13.80	1.41	x
JOY-11-580	599094	6170889	364.06	36.51	1.72	x
		incl	364.06	58.00	1.00	x
JOY-11-582	599277	6170629	395.54	4.58	0.56	x
JOY-11-583	599019	6170713	206.75	10.15	0.83	x
* Composite grades calculated using a 3 g/t cut-off and may include internal dilution. True widths are interpreted to vary between 75 and 90 percent of reported width.

In addition to aggressive exploration efforts at the Seabee Project, Claude has initiated Phase II underground drilling at the Madsen Property in Red Lake and continues to advance the Amisk Gold Project.  The Phase II Madsen program is designed to test depth and strike extensions to high grade mineralization within the 8 Zone Trend.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Since 1991, Claude has produced over 962,000 ounces of gold from the Seabee Gold Operation. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 1.5 metres submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Brian Skanderbeg, Vice President Exploration
Phone: (306) 668-7505

Or

Marc Lepage, Manager Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 07:00e 15-NOV-11